UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-35530

BROOKFIELD RENEWABLE

PARTNERS L.P.

(Translation of registrant’s name into English)

73 Front Street, 5th Floor
Hamilton HM 12
Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

The information contained in Exhibits 99.1 to 99.10 of this Form 6-K is incorporated by reference into the registrant’s following registration statement on Form F-3: File No. 333-197485.

EXHIBIT LIST

Exhibit

99.1	Consent of Deloitte & Touche Ltda.

99.2	Consent of Ernst & Young LLP.

99.3

Business Acquisition Report dated April 11, 2016 (incorporated by reference to exhibit 99.1 to Brookfield Renewable Partners L.P.’s Report of Foreign Private Issuer on Form 6-K filed on April 11, 2016 (Reg. No.001-35530))

99.4

Separate audited financial statements of Isagen S.A. as at December 31, 2015, 2014 and 2013 for the years ended December 31, 2015, 2014 and 2013 (incorporated by reference to exhibit 99.2 to Brookfield Renewable Partners L.P.’s Report of Foreign Private Issuer on Form 6-K filed on April 11, 2016 (Reg. No.001-35530))

99.5

Unaudited pro forma consolidated and combined financial statements of Brookfield Renewable Partners L.P. and Isagen S.A. as at and for the year ended December 31, 2015 (incorporated by reference to exhibit 99.3 to Brookfield Renewable Partners L.P.’s Report of Foreign Private Issuer on Form 6-K filed on April 11, 2016 (Reg. No.001-35530))

99.6	Q1 2016 Interim Report (incorporated by reference to exhibit 99.1 to Brookfield Renewable Partners L.P.’s Report of Foreign Private Issuer on Form 6-K filed on May 4, 2016 (Reg. No.001-35530))

99.7

Interim Consolidated Financial Statements and Notes for the Three Months Ended March 31, 2016 and 2015 (incorporated by reference to exhibit 99.2 to Brookfield Renewable Partners L.P.’s Report of Foreign Private Issuer on Form 6-K filed on May 4, 2016 (Reg. No.001-35530))

99.8

Management’s Discussion and Analysis for the Three Months Ended March 31, 2016 and 2015 (incorporated by reference to exhibit 99.3 to Brookfield Renewable Partners L.P.’s Report of Foreign Private Issuer on Form 6-K filed on May 4, 2016 (Reg. No.001-35530))

99.9

Form 52-109F2 — Certification of Interim Filings — CEO (incorporated by reference to exhibit 99.4 to Brookfield Renewable Partners L.P.’s Report of Foreign Private Issuer on Form 6-K filed on May 4, 2016 (Reg. No.001-35530))

99.10

Form 52-109F2 — Certification of Interim Filings — CFO (incorporated by reference to exhibit 99.5 to Brookfield Renewable Partners L.P.’s Report of Foreign Private Issuer on Form 6-K filed on May 4, 2016 (Reg. No.001-35530))

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS, L.P. by its general partner, Brookfield Renewable Partners Limited

Date: June 6, 2016	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary